Exhibit 21

Subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of registered/ paid up share capital	Effective interest held

Ever Harvest Capital Group Limited	British Virgin Islands	Investment holding	10,000 ordinary shares at par value of US$1	100%

K I.T. Network Limited	Hong Kong	Provision of information technology services for the education industry	101,364 ordinary shares for HK$2,100,000	100%

Ever Harvest Holdings Group Limited	Hong Kong	Dormant	[*]	100%

Baymate AI Limited	Hong Kong	Dormant	100 ordinary shares for HK$1	100%